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                           November 1, 2021

       Rick Van Nieuwenhuyse
       President and Chief Executive Officer
       Contango ORE, Inc.
       3700 Buffalo Speedway, Suite 925
       Houston, Texas 77098

                                                        Re: Contango ORE, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October, 26,
2021
                                                            File No. 333-260511

       Dear Mr. Van Nieuwenhuyse:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell, Law Clerk, at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Amy Curtis